EXHIBIT 12

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings (Losses) to Combined Fixed Charges and Preferred Dividends:

(In millions, except ratios)

	Fiscal Years ended December 31,
	2008	2007	2006	2005	2004

Income (loss) from continuing operations before taxes on income	$1,523	$1,291	$961	$559	$(1,604)
Adjustments:
Distributed income of equity investees	546	490	363	302	139
Amortization of capitalized interest	1	3	4	4	5
Fixed charges net of capitalized interest	78	104	97	130	151

Earnings (loss) before taxes and fixed charges as adjusted	$2,148	$1,888	$1,425	$995	$(1,309)

Fixed charges:
Interest incurred	$88	$96	$107	$132	$151
Portion of rent expense which represents an appropriate interest factor	19	25	25	22	18
Amortization of debt costs	2	2	2	3	4

Total fixed charges	109	123	134	157	173
Capitalized interest	(31)	(19)	(37)	(27)	(22)

Total fixed charges net of capitalized interest	$78	$104	$97	$130	$151

Total fixed charges	$109	$123	$134	$157	$173

Fixed charges and pre-tax preferred dividend requirement	$109	$123	$134	$157	$173

Ratio of earnings to fixed charges	19.7x	15.3x	10.6x	6.3x	*

Ratio of earnings to combined fixed charges and preferred dividends	19.7x	15.3x	10.6x	6.3x	*

*	Loss before taxes and fixed charges as adjusted were inadequate to cover total fixed charges by approximately $1,458 million and inadequate to cover fixed charges and pre-tax preferred dividend requirement by approximately $1,458 million at December 31, 2004.

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